Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036-2652 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Joan E. Boros, Esq.

(202) 507-6413

jboros@stradley.com

April 28, 2014

Via EDGAR

Mr. Dominic J. Minore, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Pacific Global Fund, Inc. d/b/a Pacific Advisors Fund Inc. (the “Registrant”)

Post-Effective Amendment No. 43

Files No.  33-50208 and 811-7062

Dear Mr. Minore:

The Registrant filed Post-Effective Amendment No. 43 to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2014 pursuant to Rule 485(a)(1) under the Securities Act of 1933.  Following below is a summary of the comments provided via telephone to John Sullivan on Monday, April 14, 2014 by you on the filing and Registrant’s responses to those comments.

1.                                      COMMENT:  With respect to each series of the Registrant (each, a “Fund”), please confirm that any acquired fund fees and expenses (“AFFE”) is expected to be less than 0.01% for the next 12 months and that any such AFFE is reflected in the “other expenses” line of the fee table.

RESPONSE:  Registrant confirms that there is no AFFE as the Funds do not invest in “Acquired Funds.”

2.                                      COMMENT:  We note that there is no disclosure regarding investments in derivatives.  Please confirm supplementally that the Funds do not invest in derivatives as a principal investment strategy.

RESPONSE:  Registrant confirms that the Funds do not invest in derivatives as principal investment strategies.

3.                                      COMMENT:  With respect to each Fund that invests in fixed-income securities as a principal investment strategy (i.e., Government Securities Fund; Income and Equity Fund; and Balanced Fund (the “Fixed-Income Funds”)), please disclose the expected average duration.  In addition, please define the terms “duration” and “maturity” as part of this disclosure.

RESPONSE:  Registrant states that, in managing the Fund’s fixed income securities, the Funds’ manager focuses on overall return as opposed to duration and prefers not to disclose each Fund’s expected average portfolio duration so as to suggest that the manager focuses on duration.  Registrant has revised the prospectus, however, to disclose that the manager of these Funds, when selecting fixed income securities, focuses on the overall return as opposed to duration, a brief definition of duration, and that the Funds’ average duration is expected to fluctuate.

4.                                      COMMENT:  With respect to the Fixed-Income Funds, please disclose in response to Item 9 of Form N-1A that a change in interest rates would affect that value of the Funds’ fixed-income portfolio securities.

RESPONSE:  Registrant believes that its current prospectus already addresses this point in the non-summary section of the prospectus under “More Information About the Funds” — “Bond Prices.”  Here is the existing relevant language:

Bond Prices

Government Securities Fund, Income and Equity Fund, Balanced Fund.  Bond prices generally decline when interest rates rise, and rise when interest rates fall.  Rising interest rates, along with the resulting fall in bond prices, would likely negatively affect the Fund’s return and could cause an increase in Fund redemptions and general volatility in the bond markets.  In addition, any lack of liquidity in the bond markets could increase any existing volatility.

In addition, each of these Funds has a principal risk factor entitled “Bond prices are affected by interest rates,” which provides similar disclosures.

5.                                      COMMENT:  Please confirm that the investments described on page 3 in the second bullet under “Principal Investment Strategies” for the Government Securities Fund are limited to the 20% bucket of the Fund’s investments.

RESPONSE:  Registrant confirms that the foreign securities, dividend-paying stocks and money market securities listed in the second bullet would be limited to the 20% bucket.  That said, zero-coupon bonds may qualify as U.S. Government fixed income securities and, therefore, would be part of the 80% bucket.  Registrant has revised the prospectus to disclose that zero-coupon bonds could qualify as U.S. Government fixed income securities.

6.                                      COMMENT:  With respect to the disclosure of foreign securities risks on page 4 of the prospectus under “Principal Risks” for the Government Securities Fund, please add disclosure that there may be less information or transparency with respect to companies that issue securities in foreign countries and that investing in foreign securities may subject the Fund to foreign taxes.

Also, please confirm that the Fund does not invest in emerging markets or add disclosure relating to emerging markets risks.

RESPONSE:  Registrant has revised the risk factor to make reference to the transparency and taxation concerns raised.  In addition, Registrant confirms that the Fund does not invest in emerging markets as a principal investment strategy.

7.                                      COMMENT:  With respect to the Large, Mid and Small Cap Value Funds, please clarify whether those Funds will be limited to investing in securities of those companies that comprise the listed indices.  Please also disclose whether the Fund would sell a portfolio security, which was part of (or within the range of) the index at the time of purchase, if that security is no longer part of (or within the range of) the index at the index’s next reconstitution.

RESPONSE:  Registrant confirms that these Funds are not limited to investing in securities of those companies that comprise the listed indices and believes that the existing disclosures communicate this point (i.e., that the Funds invest in securities that are in the capitalization range of companies that comprise the indicated indices).  That said, Registrant has added language to the non-summary section of the prospectus under “More Information About the Funds” to address your concern about investing in a security that is no longer within the range of an index post reconstitution.

8.                                      COMMENT:  With respect to the May 31, 2013 reconstitution of the Russell 2000® Index on pages 28 and 39 of the prospectus, please update this date to the most recent reconstitution if there is one more recent than May 31, 2013.

RESPONSE:  The Index is reconstituted on May 31 of each year.

9.                                      COMMENT:  With respect to the disclosure of how to redeem shares on page 32 of the prospectus under “Sale of Fund Shares,” please address whether the same instructions should be used to purchase Fund shares.  In addition, please add disclosure, if true, that purchase or redemption orders sent to a P.O. Box may be subject to delays or uncertainty regarding which day’s net asset value will be used.

RESPONSE:  Registrant has revised the indicated language to address your concerns.

10.                               COMMENT:  Under “How does the Manager make investment decisions?” for each Fund on pages 34-40, please add disclosure regarding the manager’s sell discipline or strategy.  In addition, each of the Fixed-Income Funds states that, depending on economic conditions, it will increase its investments in a certain asset class and decrease its assets in another asset class (e.g., shorter-term bonds vs. longer-term bonds for the Government Securities Fund).  Please clarify, with respect to these Funds, how these shifts are accomplished (e.g., dedicate new inflows to one asset class, sell shares of one asset class and use sale proceeds to purchase other asset class, or a combination of both practices).

RESPONSE:  Registrant has revised the disclosures to address your concerns.

11.                               COMMENT:  Please confirm supplementally to the SEC staff that the Funds do not invest in reverse repurchase agreements (“reverse repos”) or add appropriate disclosure regarding such investments in the Statement of Additional Information (the “SAI”) (assuming such investments would be a non-principal investment strategy).

RESPONSE:  Registrant confirms that the Funds do not invest in, and does not anticipate that the Funds will invest in, reverse repos.

*         *         *         *         *

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosures in the filing; (2) SEC staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

If you have questions or comments regarding this filing, please contact me, as provided above, or John at (202) 292-4524 or jsullivan@stradley.com.  We appreciate your attention to this filing.

Very truly yours,

/s/ Joan E. Boros

Joan E. Boros

cc:                                Catherine L. Henning

Barbara A. Kelley